SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INDIVIDUAL FORM

SHARES HELD IN TREASURY

 (Article 11 of CVM Instruction # 358/2002, amended by Article I of CVM Instruction # 568/2015)

In September 2016:

( ) the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002, amended by Article I of CVM Instruction # 568/2015.

(X) no operation with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002, amended by Article I of CVM Instruction # 568/2015, were held. Below are the securities and derivatives held by Braskem S.A.

Company Name: Braskem S.A.
Name: Braskem S.A.			Corporate Taxpayers ID (CNPJ): 42.150.391/0001-70
Qualification: Shares in Treasury

Opening Balance

Securities/ Derivatives	Securities Characteristics				Quantity	Interest %
						Same Type/ Class	Total
Share	Class “A” Preferred Share				80,000	0.02%	0.01%
Transactions in the month – describe each buy and sell operation closed in the month (day, quantity, price and volume)
Securities/ Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-

Closing Balance

Securities/ Derivatives	Securities Characteristics				Quantity	Interest %
						Same Type/ Class	Total
Share	Preferencial Classe “A”				80,000	0.02%	0.01%

INDIVIDUAL FORM

SHARES HELD IN TREASURY

 (Article 11 of CVM Instruction # 358/2002, amended by Article I of CVM Instruction # 568/2015)

In September 2016:

( ) the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002, amended by Article I of CVM Instruction # 568/2015.

(X) no operation with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002, amended by Article I of CVM Instruction # 568/2015, were held. Below are the securities and derivatives held by Braskem Petroquímica LTDA

Company Name: Braskem Petroquímica LTDA
Name: Braskem Petroquímica LTDA			Corporate Taxpayers ID (CNPJ): 04.705.090/0001-77
Qualification: Shares in Treasury

Opening Balance

Securities/ Derivatives	Securities Characteristics				Quantity	Interest %
						Same Type/ Class	Total
Share	Class “A” Preferred Share				1,154,758	0.33%	0.14%
Transactions in the month – describe each buy and sell operation closed in the month (day, quantity, price and volume)
Securities/ Derivatives	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-

Closing Balance

Securities/ Derivatives	Securities Characteristics				Quantity	Interest %
						Same Type/ Class	Total
Share	Class “A” Preferred Share				1,154,758	0.33%	0.14%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.